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                                                                       EXHIBIT 3


[CORAM HEALTHCARE LETTERHEAD]


FOR IMMEDIATE RELEASE
---------------------

Contacts: Wendy L. Simpson
          Executive V.P. and Chief Financial Officer
          303-672-8722

          Harriet B. Albery
          Director, Investor Relations
          303-672-8875

                      CORAM OBTAINS SENIOR CREDIT FACILITY

DENVER, COLORADO, August 21, 1998 - Coram Healthcare Corporation (NYSE:CRH) announced today that it had entered into a definitive agreement for a senior credit facility that would make up to $60 million available to the Company for acquisitions, working capital, letters of credit and other corporate purposes. The new senior credit facility has a 2.5 year term and an interest rate of prime plus 1.5%. The terms of the facility include the issuance of warrants to purchase 1.9 million shares of Coram stock at $.01 per share (subject to customary adjustments). Foothill Capital Corporation will be serving as the agent for the credit facility, with the initial lenders being Foothill Income Trust, L.P., an affiliate of Foothill Capital Corporation, Cerberus Partners L.P. and Goldman Sachs Credit Partners L.P.

On June 30, 1998 the Company completed the restructuring of its rollover notes, which should reduce interest expense by approximately $17 million annually and strengthen the balance sheet. "The debt restructuring, combined with our new line of credit, will allow Coram to identify and make a series of strategic acquisitions throughout the remainder of this year and next," said Donald J. Amaral, Chief Executive Officer. "Our plan for growth includes acquisitions of complementary home infusion, respiratory therapy and mail order pharmacy companies."

Coram Healthcare is a leading provider of high quality home infusion therapy with operations in 44 states and Ontario, Canada. Through its Resource Network division, the company manages networks of home health care providers on behalf of managed care plans and other payers. Coram Prescription Services provides mail order prescription drugs for chronically ill patients and pharmacy benefit management services.

Note: Except for historical information, all other statements provided in this press release are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company's actual results may vary materially from the forward-looking statements made above due to important factors such as: recent operating losses and uncertainties associated with future operating results; substantial leverage and the need for additional financing to complete acquisitions; dependence on relationships with third parties; and government regulation of the home health care industry. These and other risk factors that could materially affect Coram's financial results are further described in the Company's Form 10-K and Form 10-Qs on file with the Securities and Exchange Commission.